UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Agrify Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00853E 305

(CUSIP Number)

Raymond Chang

c/o Agrify Corporation

2468 Industrial Drive

Troy, MI 48084

(617) 896-5243

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00853E 305

1.	Names of Reporting Persons Raymond Nobu Chang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds PF (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 6,638(1)
	8.	Shared Voting Power 350,134(2)
	9.	Sole Dispositive Power 6,638(1)
	10.	Shared Dispositive Power 350,134(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 356,772 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 575 shares of common stock, par value $0.001, of Agrify Corporation (“Common Stock”) held individually and (ii) up to 6,063 shares of Common Stock issuable upon exercise of stock options held by Mr. Chang that are exercisable within 60 days of the date hereof. Does not include (i) up to 271 shares of Common Stock issuable upon exercise of stock options held by Mr. Chang that are not exercisable within 60 days of the date hereof and (ii) 1,000 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of the day hereof granted to Mr. Chang under the Agrify Corporation 2022 Omnibus Equity Incentive Plan, as amended (the “Plan”).

(2)

Consists of (i) 118,077 shares of Common Stock held by RTC3 2020 Irrevocable Trust (“RTC3”), of which Mr. Chang retains the ability to remove the independent trustee, (ii) warrants to purchase 231,223 shares of Common Stock held by RTC3 that are exercisable within 60 days of the date hereof, subject to a 9.99% beneficial ownership limitation), (iii) 648 shares of Common Stock held by NXT3J Capital, LLC (“NXT3J”), an entity controlled by Mr. Chang, and (iv) options to purchase 186 shares of common stock that are held by Raymond Chang Jr., Mr. Chang’s son, that are exercisable within 60 days of the date hereof. Does not include (i) up to 17 shares of Common Stock issuable upon exercise of stock options held by Raymond Chang, Jr., that are not exercisable within 60 days of the date hereof, (ii) 17 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of the day hereof granted to Raymond Chang, Jr., under the Plan and (iii) that number of shares of Common Stock issuable to CP Acquisitions, LLC (“CP Acquisitions”), an entity controlled by Mr. Chang, issuable to Mr. Chang upon the conversion of that certain Senior Secured Convertible Note due 2025 described herein with an outstanding principal amount of $8,840,000.00 and a conversion price of $7.64 per share (as may be adjusted per the Senior Secured Convertible Note due 2025 from time to time), which conversion is subject to a 4.99% beneficial ownership limitation.

Mr. Chang disclaims beneficial ownership with respect to the shares and warrants held by RTC3, the shares held by NXT3J, the shares entitled to CP Acquisitions upon conversion of its convertible note, and the options and shares held by Raymond Chang Jr., in each case except to the extent of his pecuniary interest therein.

(3)	Based on 1,651,281 shares of Common Stock outstanding as of the date hereof, plus the shares of Common Stock issuable upon exercise of the warrants and options in footnotes (1) and (2) above, subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons RTC3 2020 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 349,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 349,300(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 349,300 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 118,077 shares of Common Stock held by RTC3, and (ii) warrants to purchase 231,223 shares of Common Stock held by RTC3 that are exercisable within 60 days of the date hereof, subject to a 9.99% beneficial ownership limitation.

(2)	Based on 1,651,281 shares of Common Stock outstanding as of the date hereof, plus the shares of Common Stock issuable upon exercise of the warrants described in footnote (1) above, subject to the beneficial ownership limitation described therein.

CUSIP No. 00853E 305

1.	Names of Reporting Persons NXT3J Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 648(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 648(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 648 shares of Common Stock held by NXT3J.

(2)	Based on 1,651,281 shares of Common Stock outstanding as of the date hereof.

CUSIP No. 00853E 305

1.	Names of Reporting Persons CP Acquisitions, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Does not include that number of shares of Common Stock, issuable in connection with the conversion of that certain Senior Secured Convertible Note due 2025 having an outstanding principal amount of $8,840,000.00 and a conversion price of $7.64 per share (as may be adjusted per the Senior Secured Convertible Note due 2025 from time to time), which is subject to a 4.99% beneficial ownership limitation.

(2)	Based on 1,651,281 shares of Common Stock outstanding as of the date hereof.

CUSIP No. 00853E 305

1.	Names of Reporting Persons Raymond Chang Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 194(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 194(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 194(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 8 shares of Common Stock held individually and (ii) up to 186 shares of Common Stock issuable upon exercise of stock options held by Mr. Chang, Jr., that are exercisable within 60 days of the date hereof. Does not consist of (i) up to 271 shares of Common Stock issuable upon exercise of stock options held by Mr. Chang, Jr. that are not exercisable within 60 days of the date hereof and (ii) 17 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of the day hereof granted to Mr. Chang, Jr., under the Plan.

(2)	Based on 1,651,281 shares of Common Stock outstanding as of the date hereof, plus 186 shares of Common Stock issuable upon exercise of the options described in footnote (1) above.

SCHEDULE 13D – EXPLANATORY NOTE

This Amendment No. 1 to the statement on Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed by the Reporting Persons on December 30, 2022 (collectively, the “Schedule 13D”), and relates to the shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is filed by Raymond Nobu Chang (“Mr. Chang”), RTC3 2020 Irrevocable Trust (“RTC3”), NXT3J Capital, LLC (“NXT3J”), CP Acquisitions, LLC (“CP Acquisitions”), and Raymond Chang Jr. (each, a “Reporting Person” and together, the “Reporting Persons”) with respect to shares of Common Stock that they may be deemed to have beneficial ownership.

Mr. Chang’s principal occupation is serving as a business executive and as Chairman of the Issuer’s Board of Directors. Raymond Chang Jr.’s principal occupation is Director of Business Development of the Issuer. The principal occupation of RTC3, NXT3J and CP Acquisitions is asset management.

Mr. Chang and Raymond Chang Jr. are each a citizen of the United States of America, and their principal business address is c/o Agrify Corporation, 76 Treble Cove Road, Building 3, Billerica, Massachusetts 01862. RTC3 is organized under the laws of the Massachusetts, and has a principal business address of c/o of Nutter McClennen & Fish, 155 Seaport Blvd, Boston, MA 02210. NXT3J is organized under the laws of the Delaware, and has a principal business address of 21 Sears Road, Brookline, MA 02445. CP Acquisitions is organized under the laws of Delaware, and has a principal business address of 675 VFW Parkway, Suite 152, Chestnut Hill, MA 02467.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Persons have not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each Reporting Person is the record owner of the securities set forth on their respective cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of each Reporting Person’s cover sheet. Such percentage was calculated based on the 1,651,281 shares of Common Stock outstanding as of the date hereof. Notwithstanding the foregoing, Mr. Chang hereby disclaims beneficial ownership with respect to the securities held by NXT3J, RTC3, CP Acquisitions and Raymond Chang Jr. except to the extent of his pecuniary interest therein.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

On October 27, 2023, CP Acquisitions entered into a Note Purchase and Sale Agreement (the “NPA”) with an institutional investor (the “Existing Lender”), in which for good and valuable consideration CP Acquisitions acquired from the Existing Lender all of the rights, title and interest in and to the following outstanding notes issued of the Issuer: (i) a Senior Secured Convertible Note due 2025 with an outstanding principal amount of $8,840,000.00, which as of the date of this Amendment No. 1 is convertible with a conversion price of $7.64 per share (as may be adjusted per the Senior Secured Convertible Note due 2025 from time to time) subject to the requisite stockholder approval and a 4.99% beneficial ownership limitation; and (ii) a Senior Secured Note due 2025 with a remaining principal amount of $6,668,611.09.

Furthermore, as reported on the 8-K of the Issuer on or around the date of this Amendment No. 1, (i) CP Acquisitions was issued a Junior Secured Promissory Note up to $3,000,000.00 dated October 27, 2023 from the Issuer, of which $2,000,000.00 has already been advanced by CP Acquisitions to the Issuer as of the date hereof, and (ii) GIC Acquisition LLC, an affiliated entity of Mr. Chang, amended and restated its existing Promissory Note dated July 12, 2022, with a principal amount of $500,000.00, by entering into the Amended and Restated Junior Secured Promissory Note dated October 27, 2023, for monies already or to be advanced to the Issuer for working capital purposes. Each of the Junior Secured Notes bear interest at a rate of 10% per annum, maturing in full on December 31, 2023, and may be prepaid without any fee or penalty. Upon and subject to approval by the Issuer’s Board of Directors, each such note is intended to be consolidated, amended and restated and replaced in its entirety with and into that certain Senior Secured Convertible Note due 2025 acquired by CP Acquisitions or other secured notes held now or in the future by Mr. Chang and his affiliates. Each Junior Secured Note is a secured obligation of the Issuer that ranks junior to the notes acquired in the NPA.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

In connection with that certain Letter Agreement re Debt Conversion, dated as of October 27, 2023, by and between the Issuer and the Existing Lender, the execution of which was a condition precedent of the NPA, Mr. Chang has entered into a Voting Agreement with the Company in which Mr. Chang agreed to vote any shares of the Issuer he beneficially owns, and appoint the Company as the proxy and attorney-in-fact to vote such shares, in favor of the issuance of the warrant to the Existing Lender and the adjustment of such warrant upon the occurrence of a Subsequent Equity Event as further set forth and defined in such warrant.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1	Junior Secured Promissory Note (filed as Exhibit 4.5 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on October 30, 2023, and incorporated herein by reference).

Exhibit 2	Amended & Restated Junior Secured Promissory Note (filed as Exhibit 4,4 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on October 30, 2023, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2023

Raymond Nobu Chang

/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang

RTC3 2020 Irrevocable Trust

By:	/s/ Johanna Wise Sullivan
Name:	Johanna Wise Sullivan
Title:	Trustee

NXT3J Capital, LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Manager

CP Acquisitions, LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Manager

Raymond Chang, Jr.

/s/ Raymond Chang, Jr.
Name:	Raymond Chang, Jr.